Exhibit 2

Identification and Classification of the Relevant Entity

This Exhibit 2 is furnished in response to Item 7 of the Schedule 13G filed jointly by JP Sailing Capital Ltd and Jianping Huang with respect to the Common Stock, $0.001 par value per share, of NextCure, Inc. (CUSIP No. 65343E207).

Jianping Huang is reporting as a control person of JP Sailing Capital Ltd pursuant to Rule 13d-1(b)(1)(ii)(G). JP Sailing Capital Ltd is organized under the laws of the British Virgin Islands and is the investment manager of JP Sailing Fund.

JP Sailing Capital Ltd is identified and classified under Item 3(j) as a non-U.S. institution pursuant to Rule 13d-1(b)(1)(ii)(J), specifically a non-U.S. investment adviser (investment manager).

JP Sailing Fund is the direct holder of the securities reported in the Schedule 13G. The securities are reported by JP Sailing Capital Ltd through its investment management authority and by Jianping Huang through his control of JP Sailing Capital Ltd.